Offering Statement for BioEclipse Therapeutics, Inc. ("BioEclipse Therapeutics")

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The Company

1. What is the name of the issuer?

   BioEclipse Therapeutics, Inc.

   319 North Bernardo Avenue

   Mountain View, CA 94043

Eligibility

2. The following are true for BioEclipse Therapeutics, Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Gregory Schiffman

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2020	Present	AbSci	CFO
02/01/2018	Present	AYRO Inc	Director
11/01/2005	09/01/2020	Nanomix	Director
08/01/2016	Present	BioEclipse Therapeutics, Inc.	Director

Short Bio: Gregory Schiffman is a CPA and an accomplished senior finance executive with more than 25 years of strategic and operational finance, treasury, and corporate development, manufacturing and logistics experience. Mr. Schiffman has served as CFO at Lion Biotechnologies, Inc., which has since been renamed Iovance Biotherapeutics, Inc., and served as Executive Vice President and CFO at StemCells, Inc., Dendreon Corp. and Affymetrix. Notably, during his tenure at Dendreon, the company secured marketing authorization from the FDA and the European Commission for the world's first cell-based, autologous immunotherapy for prostate cancer. Prior to these roles, Mr. Schiffman was Vice President and Controller at Applied BioSystems where he managed global financial operations and headed up a variety of global assignments at Hewlett Packard, including international finance projects in Europe and Asia, and a U.S. manufacturing operation. Mr. Schiffman received an M.B.A. from Northwestern University's Kellogg School of Management and holds a bachelor's degree in accounting from De Paul University. Work experience: https://www.linkedin.com/in/greg-schiffman-a8646b/

Name
Cathy Sohn

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2012	Present	Jazz Pharmaceuticals	Board Member and Non-Executive Chairman
03/01/2021	Present	Maze Therapeutics	Board Member and Chair of Mom/Gov Committee
01/01/2018	Present	Rubius Therapeutics	Board Member and Chair Compensation Committee
08/01/2019	Present	Axcella	Board Member and Chair of Mom/Gov Committee
11/01/2012	Present	Landec	Board Member
02/01/2014	Present	Drexel Raj & Kamla Gupta Governance Institute	Advisory Board
02/01/2016	Present	UCSF	Adjunct Professor
01/01/2010	Present	Springboard Enterprises	Life Science Council Member
08/01/2016	Present	BioEclipse Therapeutics, Inc.	Chairman of the Board

Short Bio: Cathy Sohn is an experienced Biopharmaceutical executive, Chairman of BioEclipse Therapeutics, a privately held, clinical-stage immuno-oncology company and is an independent Director on the Board of Directors of Jazz Pharmaceuticals plc (NASDAQ: JAZZ), Rubius Therapeutics (NASDAQ: RUBY), Axcella Health (NASDAQ: AXLA), Maze Therapeutics (privately held) and Landec Corp (NASDAQ: LNDC). Additionally Sohn particularly enjoys engaging with students as Adjunct Professor at UCSF and serving on the Advisory Board of the Drexel LeBow Raj & Kamla Gupta Governance Institute. She has broad expertise across strategy, strategic product development, business development, commercialization of new medicines and vaccines, partnering, M&A, and preIPO and public company governance. Work experience: https://www.linkedin.com/in/sohnc/

Name
Biao He

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2017	Present	Tsingyuan Ventures	Partner
01/01/2004	01/01/2021	ACCB Biotech	Co-Founder/CTO
08/01/2017	Present	BioEclipse Therapeutics, Inc.	Director

Short Bio: Biao He, Ph.D., is a Partner at Tsingyuan Ventures, where he has led the firm's biomedical investments since 2017. Before arriving at Tsingyuan, Dr. He was a Partner at TEEC Angel Fund from 2012 to 2017 where he led their biomedical investment portfolio. Dr. He is also a Co-Founder of ACCB Biotech and Pinpoint Genomics. ACCB Biotech is one of the leading companies in the space of precision medicine for oncology in China. As a co-founder of Pinpoint Genomics, he led the development of the first lung cancer molecular prognostic test, prior to its acquisition by Life Technologies in 2012. Dr. He was a Professor in the Department of Surgery at the Cancer Research Center at the University of California, San Francisco (UCSF). He earned a Ph.D. in Molecular Genetics from the University of Virginia and received a bachelor's degree and a master's degree in Biochemistry from Tsinghua University in Beijing.

Name
Elona Baum

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2015	Present	DEFTA Partners	Managing Director
01/01/2014	Present	Endogena Therapeutics	Board Member
01/01/2014	Present	Abilitech	Board Member
01/01/2014	Present	Orig3n	Board Member
01/01/2014	Present	Cancer Prevention Inst. of California	Board Member
01/01/2014	Present	Entrepreneurs Futures Network	Mentor
08/01/2016	Present	BioEclipse Therapeutics, Inc.	Board Member

Short Bio: Elona Baum, Esq., is currently a Managing Director of DEFTA Partners and heads the investment function for its healthcare technologies fund. Ms. Baum's career spans more than 20 years, initially at Genentech and then at the California Institute for Regenerative Medicine (CIRM). Ms. Baum has held leadership roles in business development, legal and regulatory. At Genentech, she received numerous awards for her leadership and contributions in mergers and acquisitions and in guiding the operations of Genentech's Spanish subsidiary from its initial purchase, through FDA approval and, ultimately, its sale. Her duties also included negotiating collaboration and licensing agreements and oversight of the legal functions for Raptiva, including patient recruitment for clinical trials, adverse event reporting and agreements with clinical trial sites. At CIRM, Ms. Baum oversaw $1 billion of investment in regenerative medicine research and clinical programs, the creation of a $40 million induced pluripotent stem cell bank and the re-vamping of intellectual property regulations governing CIRM grants. Ms. Baum currently serves as a member of the Boards of Directors of Endogena Therapeutics, Inc., Abilitech Medical, Inc. and Orig3n, Inc., where she also serves as Chairman of the Board. Early in her career, Ms. Baum practiced law in the litigation and real estate groups of two law firms. She has successfully defended clients and resolved large-scale litigation while in private practice and at Genentech. Ms. Baum served as an extern for Justice Arguelles of the California Supreme Court, graduated Magnum Cum Laude from the University of San Francisco School of Law and graduated Cum Laude from the University of California, Los Angeles with a B.A. in Economics. Ms. Baum has also received a Regulatory Affairs Certification from the Regulatory Affairs Professionals Society. Work experience: https://www.linkedin.com/in/elona-baum-7b79375/

Name
Oliver Hopkinson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2021	Present	OneOf	Business Affairs Manager
12/01/2017	Present	TAP Network	Board Member
06/01/2019	Present	BioEclipse Therapeutics, Inc.	Board Member
01/01/2017	Present	Revelis Capital Group	Co-Founder and Managing Principal

Short Bio: Hopkinson manages Revelis Capital Group, a family office-backed private investment firm with offices in Denver and Aspen, Colorado, focused on providing high net worth individuals and family offices with access to elite early stage direct venture investments. Through our internal network, we have preferred access to some of the most compelling early stage venture deals on the market. We have found that many high net worth individuals and families have an appetite for these high-upside opportunities, but rarely have the resources and exposure necessary to access the very best. Revelis was founded to fill this gap in the marketplace--to identify the most promising deals available and provide direct investment opportunities to investors in demand of quality deal flow. Work experience: https://www.linkedin.com/in/oliver-hopkinson-02619438/

Name
Mark Frohlich

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2020	Present	Strand Therapeutics	Clinical advisory board
01/01/2019	Present	Actym Therapeutics	Chief Medical Advisor
01/01/2020	Present	Artisan Therapeutics	Chief Medical Advisor
01/01/2019	Present	PACT Pharma, Inc.	Interim Chief Medical Officer
01/01/2021	Present	Neuvogen, Inc.	Board and SAB
10/01/2017	Present	Innovative Drug Development, LLC	Freelance
06/01/2019	Present	BioEclipse Therapeutics, Inc.	Board Member

Short Bio: Mark Frohlich, M.D, is an experienced biotechnology executive and medical oncologist who has been involved in the development of cellular immunotherapies for cancer for 20 years. He previously served as Executive VP of Portfolio Strategy at Juno Therapeutics prior to its acquisition by Celgene, and as Executive VP of Research and Development and Chief Medical Officer of Dendreon Corporation, where he led the clinical team responsible for the approval of the first cellular immunotherapy in the U.S. and Europe (Provenge®). Dr. Frohlich graduated Summa Cum Laude from Yale College with a B.S. in Economics and Electrical Engineering, and earned an M.D. from Harvard Medical School. He continued his training at UCSF, where he completed an internal medicine residency, served as Chief Medical Resident, and subsequently completed an oncology fellowship program. Work experience: https://www.linkedin.com/in/mark-frohlich-aa29126a/

Name
Stephen Ghiglieri

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2021	Present	Danforth Advisors	Managing Director
08/01/2019	12/01/2020	Covalent Health	CFO
02/01/2019	07/01/2019	Precision Medical Products	CFO
12/01/2018	02/01/2019	Freelance	Consultant
11/01/2021	Present	BioEclipse Therapeutics, Inc.	Consulting CFO

Short bio: Stephen is a highly experienced CFO (COO and CEO positions also held). He has 25+ years in public and soon to be public life science companies, including significant experience in managing IPO's. Broad industry experience, including specialty pharma, med device, healthcare technology and healthcare services. Experience in late stage (including commercial and product launch) as well as clinical stage companies. Stephen excels at developing and managing relationships - of all sorts. Internal (board, management peers and employees) and external (investors, analysts, professional service providers, and business partners of all sorts - suppliers, commercial partners etc). He enjoys building teams and empowering and mentoring those who he works with - regardless of their position or title. He enjoys helping people succeed in their work. Stephen also has a vast experience in raising capital - in all forms - aggregate transaction value approaching $1 billion including M&A, debt, equity capital and alternative financing structures. Versatile C suite team member, with experience managing many operating functions including traditional G&A roles such as finance, FP&A, and IT as well as HR, legal/compliance, project management, manufacturing, QA/QC. Also held role of interim CEO managing all functions of a publicly held clinical stage biotech company.

Name
Mahmoud Mahmoudian

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2018	Present	SUMITOMO ONCOLOGY	Business Development
12/17/2021	Present	BioEclipse Therapeutics, Inc.	Board Director

Short Bio: Entrepreneurial C-level PhD biotech executive with global R&D, VENTURE, BUSINESS DEVELOPMENT LICENSING expertise driving growth strategies to identify, incubate and develop novel medicines (cell therapy, vaccines, biologics, small molecules). Launched 4 innovation bio-hubs. Chaired Science and Investment Committees – set up venture fund, led cross-functional scientific, business due diligence teams to scout, evaluate, negotiate partnerships for development and commercialization of emerging modalities with startups, academia, venture capital (60+ deals, buy-sell side, NewCo, spin-offs, SPAC, acquisitions, in/ out-licensing) in gene therapy, immuno-oncology, immunotherapy, autoimmune and rare diseases. Headed global R&D (US, EU, China, Japan) – developed 8 FDA approved drugs from discovery to patients, $15B sales (70 publications, patents). Executive Board – chaired growth committee as Chief Innovation Officer. Advisory Boards. Angel investor. Executive in Residence (Columbia, Princeton). EDUCATION PHD AND MSC IN BIOTECHNOLOGY. Imperial College of Science Technology and Medicine, University of London, UK; EXECUTIVE STRATEGIC MARKETING. Wharton Business School, University of Pennsylvania, USA; FELLOW OF THE ROYAL SOCIETY OF CHEMISTRY, FRSC, London, UK;

Name
Pamela Contag

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2006	Present	BioEclipse Therapeutics, Inc.	CEO & President
01/01/2008	Present	Springboard Enterprises	Member Life Science Council
09/01/2016	Present	Molecular Sciences Institute	Member Board of Trustees
01/01/2016	Present	EpiBiome	Scientific Advisory Board

Short Bio: Pamela Contag, Ph.D., has a career as a biopharmaceutical entrepreneur, researcher and senior executive that spans more than 25 years. Dr. Contag co-founded BioEclipse Therapeutics™, initially named ConcentRX, raising seed funding and licensing key patents from Stanford University with a mission to deliver transformative, safe and precise therapies for resistant and recurrent cancers regarded as virtually untreatable. As CEO of the company, she was named by Goldman Sachs as one of the 100 Most Intriguing Entrepreneurs of 2018, and in 2019, she successfully led BioEclipse through the completion of its Series A financing. Previously, Dr. Contag served as a senior executive for several pioneering biomedical technology companies, including Cygnet Biofuels, Cobalt Technologies and Xenogen Corp., which she co-founded based on technology she developed during her post doctorate training. As CEO of Xenogen from 1995 to 2006, Dr. Contag led the company's successful initial public offering, grew U.S. and international revenue and built a customer base that included many leading pharmaceutical companies. In 2004, Xenogen was named one of the top 100 fastest growing companies by the San Francisco Times and received the Frost and Sullivan Technology Innovations award. Dr. Contag was recognized as one of the "Top 25 Young Businesses" by Fortune Small Business in 2000, followed in 2001 and 2003 with the R&D 100 award for achievements in Physics. Dr. Contag was also named one of the "Top 25 Women in Small Business" by Fortune magazine. She was also awarded the Northstar Award from Springboard Enterprises. While she served as CEO and Chairman of Cobalt Technologies, the company was named one of the top 20 cleantech companies. In 2011, Dr. Contag was awarded "Cleantech Innovator of the Year" award for technology developed at Cygnet Biofuels. With more than 25 years of microbiology research experience, Dr. Contag is widely published in the field of Microbiology and Optical Imaging and has over 35 patents in Biotechnology. Dr. Contag received her Ph.D. in Microbiology from the University of Minnesota Medical School in 1989 studying Microbial Physiology and Genetics (for Alternative Fuels), and completed her postdoctoral training at Stanford University School of Medicine in 1993 specializing in "Host/Pathogen Interactions." Work experience: https://www.linkedin.com/in/pamelacontag/

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

None of the beneficial owners of the issuer's outstanding voting equity securities, owns 20 percent or more of voting power.

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

BioEclipse Therapeutics™ is a clinical-stage oncology company that uses its proprietary platform technology to develop the next generation of immuno-oncology therapeutics. Foundationally, we have harnessed a refined understanding of the human immune system, gaining insights into the reasons the body's defense system so often turns a blind eye to the presence of cancerous cells and tumors. In response, BioEclipse Therapeutics pairs activated immune cells with an adapted oncolytic virus that selectively infects and kills malignant cells. The result of this combination is a multi-mechanistic, targeted treatment that we believe will not only eradicate cancer cells, but also protect the patient from relapse and recurrence, through a durable immune response that prevents the development of new cancers, even in the face of new challenges from disease. We have treated 4 patients to date in our Phase 1 refractory solid tumor trial. Our sites at Stanford University, Moores Cancer Center at UCSD, and Honor Health Scottsdale Arizona are currently enrolling for colon, breast, liver, bone, gastric, and ovarian cancers.

BioEclipse Therapeutics currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in BioEclipse Therapeutics, Inc. speculative or risky:

    1. We do not know if our therapy is clinically effective. We may not be able to secure financing to get to drug approval. The FDA may not approve our product.
    2. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes,

restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

3. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

4. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

7. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

8. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

9. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

10. We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability. Since inception, we have incurred significant operating losses. Our net losses were $4,391,188, and $2,415,736 for the years ended December 31, 2020 and 2019, respectively, and approximatelly $3.3 million for the twelve months ended December 31, 2021. As of December 31, 2021, our cash balances are were approximately $240,000, and our current liabilities were approximately $689,000. We anticipate that our clinical trial activities to date and other operating expenses will consume a substantial portion of our existing cash, such that our liabilities will exceed our assets in the near term unless we raise additional capital, including the capital raised in this Offering. We have financed our operations primarily through private placements of our preferred stock and convertible promissory notes. We have devoted substantially all of our efforts to research and development. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we: progress the clinical development of our potential cancer therapies; maintain, expand, and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio; seek marketing approvals for any of our product candidates that successfully complete clinical trials; ultimately establish a sales, marketing, and distribution infrastructure to commercialize any medicines for which we may obtain marketing approval; hire additional personnel; continue to operate. We are in the early stages of the clinical development of our cancer therapy and expect that it will be many years, if ever, before we have a product candidate ready for commercialization. To become and remain profitable, we must develop and eventually commercialize a medicine or medicines with significant market potential. This will require us to be successful in a range of challenging activities, including completing clinical trials of product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing, and selling those medicines for which we may obtain marketing approval, and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we do, may never generate revenues that are significant or large enough to achieve profitability.

11. We will need to raise more capital after this Offering. The capital raised in this offering will not be sufficient to complete our clinical trials or obtain regulatory approval for any product candidate. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research, development and clinical trials of our potential cancer therapies. In addition, if we obtain marketing approval for any product candidates we develop, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution to the extent that such sales, marketing, manufacturing, and distribution are not the responsibility of a collaborator. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and product development programs or future commercialization efforts. Our future capital requirements will depend on many factors, including: the costs of progressing the clinical development of our potential cancer therapies, including manufacturing and clinical trial expenses; the costs of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights, and defending intellectual property-related claims; the costs, timing, and outcome of regulatory review of the product candidates we develop; the costs of future activities, including product sales, medical affairs, marketing, manufacturing, and distribution, for any product candidates for which we receive regulatory approval; the extent to which we license any of our technologies to third-parties, and whether we can do so on favorable terms, if at all; the costs of continuing to operate as a company.;

Developing cancer therapies is a time-consuming, expensive, and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, even if we successfully identify and develop product candidates and those are approved, we may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of medicines that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

12. Raising additional capital will cause dilution to our stockholders and may restrict our operations or require us to relinquish rights to our technologies or product candidates. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements or public offerings. We do not have any significant committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our stockholders may be materially diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates, or we may have to grant licenses on terms that may not be favorable to us.

13. Our potential cancer therapy will require additional clinical testing before it can be sold. Our potential cancer therapy must satisfy rigorous regulatory standards of safety and efficacy before we can advance or complete its clinical development or it can be approved for sale. To satisfy these standards, we must engage in expensive and lengthy clinical trials, develop acceptable manufacturing processes, and obtain regulatory approval of our complement product candidates. Despite these efforts, o ur potential cancer therapy may not: offer therapeutic or other medical benefits over existing drugs or other product candidates in development to treat the same patient population; be proven to be safe and effective in current and future preclinical studies or clinical trials; have the desired effects; be free from undesirable or unexpected effects; meet applicable regulatory standards; be capable of being formulated and manufactured in commercially suitable quantities and at an acceptable cost; or be successfully commercialized by us or by collaborators.; Even if we demonstrate favorable results in early-stage clinical trials, we cannot assure you that the results of late-stage clinical trials will be favorable enough to support the continued development of our product candidates. A number of companies in the pharmaceutical and biopharmaceutical industries have experienced significant delays, setbacks and failures in all stages of development, including late-stage clinical trials, even after achieving promising results in preclinical testing or early-stage clinical trials. Furthermore, even if the data collected from preclinical studies and clinical trials involving our potential cancer therapy demonstrate a favorable safety and efficacy profile, such results may not be sufficient to support the submission of a new drug application or biologics license application ("BLA") to obtain regulatory approval from the FDA in the United States or other similar regulatory agencies in other jurisdictions, which is required to market and sell the products.

14. The COVID-19 pandemic may cause delays in the clinical trial or manufacturing of our potential cancer therapies. The COVID-19 pandemic is having a wide-ranging impact on healthcare systems worldwide. This may limit patients' willingness to participate in clinical trials or the ability of our clinical trail sites to conduct those trials. The COVID-19 pandemic is also impacting manufacturing and supply for many items in the biotechnology industry, and may delay or limit our ability to manufacture our potential cancer therapy or deliver it to patients in clinical trials.

15. If we experience delays or difficulties in the enrollment of patients in clinical trials, our

regulatory approvals could be delayed or prevented. We may not be able to continue clinical trials for our product candidates if we are unable to locate, enroll and maintain enrollment of a sufficient number of eligible patients to participate in these trials. Competitive cancer therapies are in development that treat the same indications as our product candidates and thus compete with us to enroll patients in clinical trials. The availability of other approved products and other products in clinical trials may limit the number of patients willing to participate in our clinical trials. Patient enrollment is affected by other factors including: the severity of the disease under investigation; the eligibility criteria for the study in question; the perceived risks and benefits of the product candidate under study; the efforts to facilitate timely enrollment in clinical trials; laboratory testing and turnaround time for samples needed for eligibility assessments; the patient referral practices of physicians; the ability to monitor patients adequately during and after treatment; and the proximity and availability of clinical trial sites for prospective patients.; Our inability to enroll a sufficient number of patients for our clinical trials will result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in clinical trials conducted by us may also result in increased development costs for our product candidates, which would cause the value of the Company to decline and limit our ability to obtain additional financing.

16. We depend on third parties to manufacture our potential cancer therapy. We depend on third parties to manufacture our potential therapy. Manufacturing must be available on an as-needed basis for patient treatment at a distance that will allow the therapy to be shipped within a limited time period. Accordingly, there are a limited number of potential manufacturers for our potential therapy. Manufacturing of our therapy is complex and subject to a variety of federal and state regulations. The failure of our contract manufacturers to be able to supply our potential cancer therapy as needed could delay our clinical trials and increase our expenses and capital requirements.

17. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

18. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

19. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein.

This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

20. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

21. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

22. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

23. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

24. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

25. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

26. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

27. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

BioEclipse Therapeutics, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,998 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

    Funding is planned be used to help achieve maximum tolerated dose in the Phase 1 clinical trial and help provide runway during Series B diligence. Proceeds below are allocated based upon estimated average monthly activity assuming 1 patient is infused with CRX 100 in a given month.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Compensation for BioEclipse Employees	$1,660	$166,000
Unallocated Funds	$0	$47,548
Contract Research Organizations	$3,170	$317,000
Direct Costs Associated With Patient Infusion	$3,270	$346,020
Rent	$370	$37,000
G&A Consultants	$500	$50,000
Legal Bills	$160	$16,000
Lab Supplies	$380	$38,000
Total Use of Proceeds	**$10,000**	**$1,069,998**

10. How will the issuer complete the transaction and deliver securities to the investors?

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and BioEclipse Therapeutics, Inc. must agree that a transfer agent, which keeps records of our outstanding Class B Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $2.55 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	16,700,000	4,025,000	Yes	
Class B Common Stock	666,667	0	Yes	
Series A Preferred	988,033	988,033	Yes	
Series A-1 Preferred	5,808,266	5,808,266	Yes	
Series A-2 Preferred	2,288,330	548,651	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Equity Incentive Plan (options outstanding)	The Company's Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan.	1,075,993
Equity Incentive Plan (options reserved)	Options that have not been issued but are reserved for issuance under the Equity Incentive Plan.	924,007

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. There are 2,000,000 option contracts outstanding or reserved under the Equity Incentive Plan which if exercised will dilute your ownership of the company. The Company has outstanding warrants to purchase a number of shares of preferred stock issued in a next equity financing that raises at least $3,000,000 (the "Next Equity Financing"), equal to $1,020,000 divided by 80% of the price per share of the preferred stock sold in the Next Equity Financing; provided that if the Next Equity Financing does not occur on or before June 15, 2023, the number of shares will equal $1,020,000 divided by a price calculated by $35,000,000 divided by the then-current capitalization of the Company.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.; Common Stock: Preferred Stock: (b) After payment of the full amount of any dividends pursuant to Article IV.C.1(a) of AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BIOECLIPSE THERAPEUTICS, INC., any additional dividends shall be distributed among all holders of Common Stock and all holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock in proportion to the number of shares of Common Stock which would be held by each such holder if all shares of such series of Preferred Stock were converted to Common Stock at the then effective conversion rate for each such series of Preferred Stock.; (c) As authorized by Section 500 of the California Corporations Code, if Section 500 of the California Corporations Code is applicable to a distribution made by this Corporation then distributions can be made without regard to any preferential rights amount or preferential dividends arrears amount under Section 500 of the California Corporations Code (and each such amount shall be deemed to be zero for purposes of Section 500) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of this Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of this Corporation or its subsidiaries pursuant to rights of first refusal contained in bylaw provisions or agreements providing for such rights, and (iii) any other transaction approved by the holders of a majority of the outstanding shares of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock voting together as a single series on an as-converted basis.; Please see "AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BIOECLIPSE THERAPEUTICS, INC." for further disclosure of liquidation preferences of preferred stock. ; Please see "AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BIOECLIPSE THERAPEUTICS, INC." for further disclosure of conversion rights and preferences.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach. This valuation was based solely on the number of shares issued and outstanding.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Lifespan
Amount Outstanding:	$1,000,000
Interest Rate:	8.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Outstanding principal and any accrued but unpaid interest under the Note(s) (the "Conversion Amount") shall be converted into equity securities at the initial closing of the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $3,000,000 (including conversion of the Notes and other outstanding convertible notes, safes or equity certificates) (the "Next Equity Financing"). If there is a Next Equity Financing before the termination of the Note(s), the Company will automatically issue to the holder a number of shares of Shadow Preferred Stock equal to the Conversion Amount divided by the Conversion Price. "Discount Price" means the price per share of the Standard Preferred Stock sold in the Next Equity Financing multiplied by the Discount Rate. "Discount Rate" means 80%. There is 100% warrant coverage based upon price per share of next financing.

Creditor(s):	Elizabeth Hogan
Amount Outstanding:	$20,000
Interest Rate:	8.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Outstanding principal and any accrued but unpaid interest under the Note(s) (the "Conversion Amount") shall be converted into equity securities at the initial closing of the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $3,000,000 (including conversion of the Notes and other outstanding convertible notes, safes or equity certificates) (the "Next Equity Financing"). If there is a Next Equity Financing before the termination of the Note(s), the Company will automatically issue to the holder a number of shares of Shadow Preferred Stock equal to the Conversion Amount divided by the Conversion Price. "Discount Price" means the price per share of the Standard Preferred Stock sold in the Next Equity Financing multiplied by the Discount Rate. "Discount Rate" means 80%. There is 100% warrant coverage based upon price per share of next financing.

25. What other exempt offerings has BioEclipse Therapeutics, Inc. conducted within the past three years?

Date of Offering:	06/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Preferred Stock
Amount Sold:	$10,126,014
Use of Proceeds:	Research and development of CRX100

Date of Offering:	10/2020
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Preferred Stock
Amount Sold:	$1,198,800
Use of Proceeds:	

Use of proceeds was to create and file an IND with the FDA for a phase 1 clinical trial with 12 patients at one site in Ovarian cancer. Our trial was approved in 2020 to enroll 24 patients in six indications. Each patient may receive up to two doses.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    BioEclipse Therapeutics, Inc. (the "Company") was incorporated in the State of Delaware on May 26, 2006. The Company is a pre-revenue, clinical-stage oncology company that uses its proprietary platform technology to develop the next generation of immuno-oncology therapeutics. Operating expenses for the year ended on December 31, 2020, amounted to $4,391,188, which resulted in a $4,391,188 net loss. Operating expenses for the year ended on December 31, 2019, amounted to $2,351,066. In 2019 the Company also recorded interest expenses of $64,670 which in addition to operating expenses resulted in a $2,415,736 net loss. The Company received $1,198,800 and $10,126,014 in cash flows from financing activities through the sale of preferred securities for the years ended December 31, 2020, and 2019, respectively. Total cash and cash equivalents on December 31, 2020, and 2019, respectively, were $2,331,499 and $5,394,836. Since inception, the Company has devoted substantially all of its efforts and resources toward product research and development. The Company has experienced recurring losses since inception, negative operating cash flows, and has an accumulated deficit of $10,634,469 as of December 31, 2020. The Company is subject to the risks and uncertainties associated with any biopharmaceutical company that has substantial expenditures for research and development. There can be no assurance that the Company's research and development programs will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees, advisors, and consultants. The Company's losses from operations, negative operating cash flows, and accumulated deficit, as well as the additional capital that is needed to fund operations within one year of the financial statement's issuance date, raise substantial doubt about the Company's ability to continue as a going concern. The Company also has not generated any revenue from product sales and does not expect to generate any revenue from product sales for at least the next several years, if at all. All of its programs are in early clinical or preclinical development. Its ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of its product candidates, if approved. The Company expects to incur substantial expenditures in the foreseeable future for the development of its product candidates and will require additional financing to continue this development. The Company intends to raise additional capital through debt or equity financing, but the amount and timing of such financing is uncertain. To date, the Company has financed its operations primarily from proceeds raised through convertible notes. The Company currently has $1,020,000 in outstanding convertible notes. Convertible notes are set to mature in 2023. In conjunction with the issuance of the abovementioned convertible notes, the Company issued stock warrants to the two noteholders. The warrants allow the holders to purchase from the Company the number of shares (subject to adjustment) of Warrant Stock equal to (a) 100% of the original principal amount of the Note issued to the Registered Holder pursuant to the Agreement divided b (b) 80% of the purchase price per share paid by other investors with respect to a majority of the Next Equity Securities purchased in the Next Equity Financing. Furthermore, the Company's Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors, and subcontractors with those of its shareholders. As of December 31, 2021, the Company had cash and cash equivalents of approximately $240,000 and current liabilities of approximately $689,000, such information being derived from the company's internal accounting system which has not yet been subject to independent review procedures. The Company believes that its existing cash and cash equivalents, together with the anticipated net proceeds from this offering, will enable it to pay a portion of the company's existing liabilities and provide cash to aid in funding operations, including advancing our Phase 1 clinical trial which seeks to determine a maximum tolerable dose, while the company seeks to raise additional funds in a larger Series B financing in the first half of 2022.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?

       3. engaging in savings association or credit union activities?

    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

BioEclipse Therapeutics, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

   The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

    Once posted, the annual report may be found on the issuer's web site at: https://www.bioeclipse.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.